EXHIBIT 99.4

WIPRO LIMITED Q3 03-04 EARNINGS INVESTOR CALL (MORNING CALL)
JANUARY 21, 2004

Moderator: Good morning ladies and gentlemen, I am Prathibha the moderator for this conference. Welcome to Wipro’s Q3 earnings call. For the duration of the presentation all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over to the Wipro management. Thank you and over to Wipro.

Lakshminarayana: Thank you Prathibha. Ladies and gentlemen, a very good morning to you in America and a good day to you in all other parts of the world. At the outset, we at Wipro wish you all a very happy and successful new year. My name is Lakshminarayana and I am based in Bangalore, along with Sridhar in Mountain View and Anjan in Bangalore, we handle the investor interface for Wipro. We thank you for your interest in Wipro, it is a great pleasure that I welcome you to Wipro’s teleconference post our results for the third quarter of fiscal 2003-04, which is the quarter ended December 31, 2003.

We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer, who will comment on the results of Wipro for the quarter ended December 31, 2003. They are joined by Mr. Vivek Paul, Vice Chairman, Suresh Vaswani President Wipro Infotech, Mr. Vineet Agarwal, President Wipro Consumer Care and Lighting, Mr. Raman Roy, Chairman Wipro Spectramind, and other members of company’s senior management who will answer questions that you may have. This conference call will be archived and a transcript will be available on our website www.wipro.com. Before Mr. Premji starts his address let me draw your attention that during the call we might make certain forward-looking statements within the meaning of Private Securities Litigation Reforms Act of 1995. These statements are based on management’s current expectations and are associated with uncertainty and risks, which could cause the actual results to defer materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC of the USA. Wipro does not undertake any obligation to update forward-looking statements to reflect even or circumstances after the date of filing therefore. Ladies and gentlemen, Mr. Azim Premji, Chairman and Managing Director Wipro.

Azim Premji: Good morning to all of you. At the start, let me wish you all a very happy and a very successful new year. Your board of directors in the meeting held this morning approved the accounts for the quarter ended December 31, 2003. Our results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and on our prospects. Business traction in our global IT services business continues to be robust. In the quarter ended December 31, 2003, we recorded revenues of $250 million and operating profits of over Rs. 2.5 billion, equivalent of about $55 million, a sequential growth of 13% and 17% respectively. Combined with the encouraging performance of our other businesses, we posted a highest ever quarterly profit after tax. Within global IT business, our technology business grew sequentially by 13% and the enterprise business by 10%. If you were to look at different service lines, Technology Infrastructure Services grew sequentially by 17%, Business Process 0utsourcing by 29%, and Package implementation by 14%. On the profitability front, improvement in productivity and increased cost efficiencies offset the impacts of offshore compensation increase, offset the impact of rupee appreciation, and marginal decrease in utilization, resulting in an expansion in our operating margin as compared to the quarter ended September 30, 2003. In terms of business operations, the results have been encouraging as well. Robust growth was evident across all verticals, all service lines, and all geographies. We continued to be successful in selling new and enhanced services to our existing customers and to our new customers. We significantly improved our ability to leverage the consulting skills from our acquisitions across all business segments. We were also successful in selling IT enterprise solutions to our technology clients. Looking ahead, offshoring continues to gain momentum. We expect the volume growth across business segments to sustain and expect price environment to be stable. However, there will be quarterly aberrations due to mix of customers and mix of services. Further, continued appreciation of the rupee put significant pressure on business profitability.

In summary, we had a quarter of satisfactory performance. Opportunities are abundant in the current environment, but these opportunities come with their own challenges. We are as much focused on leveraging near-term opportunities as we are on building a long-term global organization. We believe that doing both are critical to create sustainable shareholder value and we are confident that we will achieve our goals on this. I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty: A very good morning to all of you ladies and gentlemen. Wish you a very happy new year. Mr. Premji shared our thinking on the business environment. I will touch upon a few aspects of financial and operational significance. During the quarter ended 31st December 2003, we had sequential revenue growth of 13% in our IT global services and product segment, which was comprised of 11% revenue growth in the IT service component of the segment and 29% growth in the IT enabled services business component of that segment. The 11% growth in the services component was driven by a 9% growth in the volume combined with a 2% increase in our realization rates for work performed offshore, partially offset by a 2% decrease in our realization rates for worked performed onsite at our clients’ offices. The growth in our IT enabled services business was primarily due to growth in the volume of business coupled with marginal improvement in price realization. During the quarter ended 31st December 2003, we leveraged the skill sets of and resources in Wipro Nervewire to offer services to our customers in other verticals in technology as well as enterprise business. Consequent to this integrated approach, we believe that a consolidated representation of the segment results represents the appropriate presentation of operating results. We have therefore consolidated the business operations of the Wipro Nervewire resources into the results of our global IT services and products segments. Rupee appreciation continues unabated and the forward premiums have shown a negative trend. We have minimized the impact of this appreciation on our financial results by proactive hedging and as of December 31st we have forward covered for inflows for about the next two quarters at rates that are slightly better than the prevailing spot rates. For the quarter ending 31st March 2004, we anticipate that we will continue to see volume-led growth with prices moving in a narrow band. We expect to retain operating margins at current levels excluding the probable impact of appreciation of the rupee. We will now be glad to take questions from here.

Moderator: Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions may please press *1 on your touchtone-enabled telephone keypads. On pressing *1, participants will get a chance to present their questions on a first in line basis. Participants are requested to restrict to one question in the initial round of Q&A session. To ask a question please press *1 now.

Our first question comes from Mr. Chetan Shah of Quantum Securities.

Chetan Shah: Yeah, good morning to you all and sincere appreciation for the great performance for latest quarter. This was in connection with the bill rate increase in the offshore work. Whether it is coming through the existing client or the new clients and whether it is across the verticals and geographies, if you can comment on that?

Balki: It is primarily based on the mix of services and we had some small prices increases in our existing clients and the new clients are getting added for offshore at much higher rate than our existing average.

Chetan Shah: And whether it is across all verticals or specific verticals are there?

Balki: It is across the verticals.

Chetan Shah: Okay, thank you sir.

Moderator: Thank you very much sir. Our next question comes from Mr. Mahesh Vaze of SSKI Securities.

Mahesh Vaze: Yeah hi, congratulations on a great results. Your onsite volume growth has been quite strong in this quarter, so is this some sort of structural shift or it should be considered just as lots of project starts; and secondly, your gross recruitment for the BPO side of the business is lowest in last four quarter, so what should one be reading into that? Thanks a lot.

Raman: Let me first settle the BPO side of the question. The recruitment that we are doing is based on what is the training time that is required to fulfill the needs of the customers that we have, and particularly for processes that are already in production where we have got the training we sort it out, it is a function of just in time recruitment and just in time training. I do not think there is anything more than that that needs to be read into the number of people that we have recruited. As on 31st December we have more than 2,000 people in training that as the training finishes will move into production.

Rich Garnick: And on the capital side or on the onsite mix, I would like to just highlight why we see an onsite increase percentage primarily driven by two factors. One, as you pointed out the new starts of the new engagements. We have won quite a few new customers and are seeing good volume growth, but during the knowledge acquisition phase of those engagements we sent significant resources onsite for that aspect of the engagements. And then the second factor describing it is the segment of our consulting aspect of our business where we do have moved up the value chain, onsite consultants, whether we are package implementation business or our high-end consultancy practices, even in the high-tech arena or the IT services arena.

Mahesh Vaze: So would it be fair to assume that there would be some movement offshore next time of this project starts and offshore volume should grow higher than at a rate higher than onsite in this quarter?

Rich Garnick: Yeah going forward, yeah those projects it goes and waits as these projects move to maturity, those engagements will move offshore, given our outlook for trying to drive continuous new engagements that mix may be a function of timing and the cycle of those engagements.

Mahesh Vaze: Okay, thanks a lot.

Moderator: Thank you very much sir. Next in line, we have Mr. Ananthanarayana from Morgan Stanley

Ananthanarayana: Thank you and good afternoon everyone. Mr. Premji you have spoken about operational improvements in your press release, could you elaborate a bit more on that, and also can you update us on the status of some of the fixed-priced projects that had a problem sometime back, because fixed-priced projects seem to have fallen significantly in this quarter as a percentage of revenue. Thanks.

Vivek: Let me take that Anantha. I think that what we are seeing is that as far as the fixed-priced projects are concerned, we had a continued improvement in that situation and we expect that improvement to continue. I think that issue what it was a couple of quarters ago is now a fraction of its size and should tail off pretty quickly. As far as the question on the operational improvements, I think that the areas that we have seen improvements are in the SG&A reductions particularly in being able to actually make provision for doubtful debts net negative through some active collection efforts. We have also seen some improvements on the subcontracting reduction side, and we have also seen some improvements in the acquisition costs coming down, offsetting that has been the higher salary increase, offsetting that has been slightly lower utilization, and of course the rupee.

Ananthanarayana: Thanks Vivek, do we read anything into the significant drop in fixed-priced revenue this quarter?

Vivek: Well I think that there is really nothing to say beyond the fact that we continue to manage fixed-priced projects and given some difficult experiences we had the company is going through and making sure that we only do fixed-priced projects for those kinds of projects that meet a certain hurdle requirement in terms of you know not being technologies we are doing for the first time, not being customers we are doing for the first time etc. So I would not read anything more than the fact that we continue to get our arms around that.

Ananthanarayana: Thank you and wish you all the best.

Vivek: Thanks.

Moderator: Thank you very much sir. Next on line we have Mr. Dange from CLSA.

Anirudha Dange: Yeah good morning and congratulations on excellent numbers. My first question is related to earlier question of high onsite, is it possibly because of Nervewire now being consolidated?

Vivek: Actually that is a contributor, but is not a big contributor, I think it would be unfair to put all that on that side, I think what we have is more consulting revenue, we have more package implementation and infrastructure services, so those are the kind of structural shifts that are creating more onsite; and also the project starts, particularly in telecom where we have had several new wins that have started primarily onsite, whereas telecom has primarily been an offshore business.

Lakshminarayana: Dange, I think the matrix last quarter did include the Wipro Nervewire as such, so it is a comparable number.

Anirudha Dange: Okay, just one more on National Grid Transco, I mean that revenue at least from the calculation that I have does not seem to grow, the utilities portion of the revenue is not growing for the last three quarters, and a couple of quarters back we had mentioned that basically there was a issue of it being acquired by National Grid, any update on that?

Vivek: Yeah, I think that the transition turbulence has gone and as the result now we saw very mild 4% growth if you will, so I think that the customer relationship continues healthy. It is unclear whether they are going to rapidly scale up spending though. So we are not counting on big bump up in the UK, but as look at the US I think as a result of the National Grid Transco acquisition, we may see some up side there.

Anirudha Dange: Okay, just final point on basically on this growth on verticals because you give numbers without the decimals so lot of times our numbers are quite different from yours, it will be useful if you could give the QOQ growth numbers on various verticals.

Lakshminarayana: Yeah, now we will take care of that.

Anirudha Dange: Okay thank you.

Lakshminarayana: Dange just want to add that in the utilities verticals we added two new clients in this quarter.

Anirudha Dange: Okay, thank you.

Moderator: Thank you very much sir. Next on line we have Mr. Sandeep Shah from Tower Capitals.

Sandeep Shah: Yeah sir, last quarter you have mentioned that the utilization rates are expected to increase, but this quarter the utilization rate has decreased, similarly the offshore contribution has also decreased, but you have mentioned that the increase in the OPM is on account of controlling SG&A expenses and some other expenses. So taken a fact that utilization rate will increase in future, can we expect that the operating margin will increase in the next quarter?

Laxman Badiga: Hi, we see two factors which has affected our utilization this quarter. We have been seeing a improvement quarter on quarter, one of the factors is we changed our mix and we are brining in more rookies in, if you see, the number of additions this quarter has been the highest in Wipro, that has been one factor. Second is, normally, every year the December quarter because of the year end and shut downs in the customer, there will be slight dip in the utilization. These are the two reasons why the utilization has come down, but going forward we will see improvement in that and the margins I think Balki will comment on that.

Balki: Sandeep just want to add on that utilization, this quarter out of the gross add of about 2,600 people, 30% of the people were from campus recruit, so they take a slightly longer time to bill. And the second reason is that gross add is such a big number for this quarter considering the growth we are projecting for the subsequent quarters.

Vivek: But it certainly does indicate some headspace to improve.

Sandeep Shah: Okay so can we expect any improvement in the margins going forward taken a fact that utilization rates might increase going forward?

Vivek: Yeah I think that is what we have been saying on the margins is that we continue to expect margins to stay stable to improve subject to the rupee rising.

Sandeep Shah: Okay and sir in the BPO business the utilization rate has increased significantly to around 75%, so is there any further scope for the expansion?

Raman: See the utilization rates there, as I said in my answer to one earlier question, was based on the number of people we had in training and what were able to move into production. At the end of last quarter, we had a little over 2,500 people in training and at the end of this quarter ended 31st December; we had a little over 2,000 in training. So it is all a matter of what time it takes and what we can move in to production. So for the quarter our utilization was higher because of the number of people in training over the quarter was relatively lower.

Sandeep Shah: Thank you.

Moderator: Thank you very much sir. We take our next question from Mr. Amit Khurana of Birla Sunlife.

Amit Khurana: Yeah hi thank you. Vivek we have seen some growth in the last two to three quarters, pretty sustainable growth, now do you see a change in the issues that you face going ahead, I mean in terms of the challenges, in terms of the positives negatives, what is the overall picture looking, what are the parameters that you would define from here onwards?

Vivek: Yeah I think that in some sense the situation is only a continuation of what we have been saying so far, which is customers are spending more, they are inclined to more offshore, we are seeing them step forward with bigger deal in some sense in the penetration curve when the late adopter phase, so these customers want established companies, they want to move in structured processes and they want to move in a big way, so I think that you know we won several orders this quarter I think better than we have done in several quarters and again I don’t want that to be read too optimistically because you know orders winning is not the same as generating revenues, but I think that generally the indicators are all pointing in the same direction that we continue to see volume up left. I think that pricing continues to stabilize. I think we do expect that. We have had a couple of successes already in terms of contract re-negotiations. We need to make that more prevalent as we fix a fixed-price project issue our net yields also go up, that is also an upside. So I think that you know, and of course the acquisitions we made and the organic hires continuing to position us differently in front of the customers. So I think that the demand side, it is pretty much more of the same. On the supply side we continue to see that tightness on the ability to get people, but I think that the pressure on the business has come down. If you look at the last quarter, attrition went up, but if you segregate it into greater than 5 years and under 5 years experience, our greater than 5 years experience is actually attrition is about 2/3rd that of less than 5 years. So that means that bigger attrition really is in the more junior crowd and we are going to try and address that as well. So I think that on the supply side we you know if anything it is sort of continues to be more of the same. I don’t know Raman, would you want to add something on the BPO side in terms of demand supply?

Raman: No, I think it is more of the same. There is a shortage of people where you look at the conversion time to make them global servicing resource, and therefore the investments that have to be made to get them to that level is higher. We have managed to get our arms around some aspects of it in the last quarter and that is what shows up in our utilization rate.

Amit Khurana: Thank you.

Moderator: Thank you very much sir. We have our next question from Ms. Mitali Ghosh from DSP Merrill Lynch.

Mitali Ghosh: Yeah hi, good afternoon and congratulations on a great quarter. I wanted to dwell a bit more on what you are seeing in terms of a change in customer behavior especially with the budgeting cycle just having sort of concluded. You know, how are you seeing customers behaving differently from what they were doing three months back? And, you know if you could give us some color on what sort of contracts you are looking at; are they looking more at maintenance or are they looking at fresh projects? Also, is there a change in the model of outsourcing from, you know, like full contracts to task-base kind of outsourcing? And if you could just touch on, you know, the sale cycles and ramp up.

Rich Garnick: Yes Mitali, thank you for good question. First of all what we are seeing at the client base is that continued growth but that there is the no material change in the outlook of outsourcing IT services and IT enabled services on a global basis this period versus even four quarters back. What we are seeing is that our average sales cycles, we have talked about many times, is six months to nine months for many of these engagements. So what we have been able report is current quarter was the reflection of the outlook at the clients over that period apparent to that cycle. We see that their maturity in the market place and the foundation of the strength of the quality and predictability of the global delivery model is why the customers are reaching out to the Indian IT service company and Wipro specifically. So, I think that the foundations are there for the broad based expansion and the kind of deals that the customers are getting into are more creative, are looking at different aspects of the value chain to take advantage of this trend and the capabilities, whether be it R&D and technology services, IT services, to IT enabled services, and Wipro’s strength in bringing these component parts together to bring an end-to-end capability is a differentiator that customers are seeing and it is our job to position it through the market place as a differentiator for the Indian IT industry and on a global competitive basis. So, we are cautiously and are optimistic about the outlook going forward because of not only the new engagements but what we see in the pipeline.

Mitali Ghosh: And if I may just have a follow-on on that and what do you see as the greatest challenge to ramp up from some of the, you know, from the huge pipeline that you seem to have currently?

Rich Garnick: I think we have met those challenges time and time again historically, and I think that the challenges are consistent with our processes that we put in place it is getting people, with putting in place the infrastructure, and resources to meet those engagements. I do not want to minimize those challenges because it takes a teamwork of great people to pull that off and there is a lot of built up knowledge that we build up to make sure that we do execute, but we do have to be, you know, cautious that we have to execute before we generate those revenues. So, as Vivek said a little while ago the wins are great to report but they do not translate to revenue until we start executing.

Mitali Ghosh: Okay, thank you.

Moderator: Thank you very much madam. Coming up next is a question from Mr. Manoj Singla of JP Morgan.

Manoj Singla: Yeah hi, congratulations on a good quarter once again. I had just two questions; one on the pricing for global IT services, what are we seeing for new clients, is the pricing above/below the current averages, you used to give that number before? And secondly I would like to know a little bit more about the Wipro Infotech business. We have seen significant growth in that business in this quarter. So, how is that business doing, and what should we expect going forward?

Balki: For onsite, the new clients for the quarter have come in at a slightly lower rate than the average, but for offshore, it is at a much higher rate than the average rate.

Manoj Singla: Could we quantify that? You know, what does much...?

Lakshminarayana: Manoj, we typically do not share those exact details. We just give a directional view on that.

Suresh Senapaty: Because they are never comparable, they cannot be compared with anything, because when the customers keep coming, the average you cannot compare with something that you are guiding. All we can say that they are better.

Manoj Singla: Sure, and on the ....

Suresh Senapaty: What is the second part of your question Manoj?

Manoj Singla: I just wanted to know more about the Wipro Infotech business?

Suresh Vaswani: I will just give you a perspective on our performance. I think the performance has been good across all the various lines of businesses that we address the India Asia Pacific and the Middle East markets with. We are in products; we are in services, software consulting, and e-procurement business. This quarter, all our businesses have done well. I think the results are good. The revenue is up by 28%. The profit is up by 45%. Our growth in product has been above the market growth; our growth in products has been roughly 17%. But the key thing is all the investments that we have been making in terms of building a software business as well as enhancing our services offering in India, and the Middle East, and the Asia Pacific has paid off. We have had a good growth in terms of services and solutions of 53% and a sequential growth of 28%. That is a broad perspective.

Manoj Singla: Yes, but what should we expect in the business going forward?

Suresh Vaswani: I think the market in India is showing a turnaround so to speak, and it is looking bullish and everybody is talking about India shining, so I think India is going to be a big growth opportunity for us as we go ahead, and over the years we have built up a strong end-to-

end services offering which is holding us and will hold us in good stead in terms of addressing customers here.

Suresh Senapaty: I think some of the duty changes that you are seeing in the recent past has also been favorable and we expect much more high level of penetration in the Indian market place, and the kind of IT investment that is coming from the corporate as well as the government, either from an e-governance perspective or improvement in the productivity, and similarly we are seeing things also in the Middle East geography. So, solution and IT services we are seeing strong potential growth.

Manoj Singla: Okay, just one last if I could squeeze in. On the onsite pricing in global IT, we have seen actually a decline. What has caused this decline? What is the outlook going forward on that?

Vivek: I think that, you know, it is just a reflection of the mix of businesses that we are getting.

Manoj Singla: Okay, sure. Thank you.

Suresh Senapaty: It is not like any re-negotiation of the contract or anything of that nature.

Manoj Singla: So, going forward would we expect further declines or ....?

Suresh Senapaty: We said that, you know, there are no price re-negotiations like things happening. Only in the offshore that we have little better pricing on which we are getting new customers. So, all we are saying is that the pricing would be in the narrow band primarily moving because of the mix.

Manoj Singla: Okay. I have a couple of more questions, but I will come back later. Thank you.

Moderator: Thank you very much sir. Next on line, we have Mr. Bhuvnesh Singh from CSFB.

Bhuvnesh Singh: Hi sir, congratulations on a very good result. You know, I wanted to know more about your acquisitions. Now we have had some time to basically assimilate these acquisitions, what exactly are you learning from this strategy, and how do we see that, would we have more acquisitions going forward or what is your view on basically next one or two years on that?

Vivek: I think that if you look at some of the acquisition matrix, I think we have seen good success. If you look at the Wipro Spectramind business, you know, today already 5 of the 19 customers are Wipro Technologies customers, 12% of our Q3 revenue was from them, and 75% of the pipeline is joint. If you look at the E&U consulting that we bought from AMS, we have been adding a customer a month, we have been cross selling, and we have sold offshore in 7 of their 12 active accounts. We made entries not only in the US but also in mainland continental Europe as a result of that, and we have added 60 plus people from India on their consulting practice. So it is generally good. On the Nervewire side, we have been able to use the skill sets that we have got to both position ourselves differently in terms of customers as well as be able to generate some large wins in the financial services sector, this quarter for example had a very nice sequential quarter growth. So, I think that what we have learnt is that there are generally good things for us to do, and being opportunistic as we have been we want to continue to do that. However, through the Nervewire process, one thing that we have learnt is that we did not get a full handle on the revenues as were expected to get in, and as a result we have had losses in that, and the good news is that these losses are declining, so they are coming under grip. So, I think that you know if I was to say are acquisitions going to be a part of our strategy, absolutely, just as carefully as we have been in the past. If what is the key learning, I think it is to spend more time on that substantiating the revenue base we are supposed to get in, not just counting on synergy revenue.

Bhuvnesh Singh: Vivek, just one follow up on that. You know up till now we have acquired small companies excluding the Spectramind acquisition. Do you think that going forward we will acquire may be a larger company now we have got somewhat an experience in acquiring and we know what exactly it entails?

Suresh Senapaty: Spectra Mind also was small when we acquired. This has become big.

Bhuvnesh Singh: Yeah, that is true.

Vivek: I really, we do not have any rules that say we are going to exclude this or we are not going to include that, I think that the way that we are looking at this is it all depends on the size of the risk we think we are taking. The larger the company frankly the larger the risk in terms of the impact it has on, you know, on the cultural integration, on the people integration side, and we do not want to underestimate that, you know, when you have one big ball and one little ball kind of hit each other, the little ball absorbs all the ricochet. But when you have two bigger balls collide, then both the balls have to ricochet and that is a little bit tougher.

Bhuvnesh Singh: Okay, would we be also interested in say acquiring people from our customers as such taking over their employees on board or something?

Vivek: We have done that in small lots in several customers but really it has been, you know, tiny bits and it all has to be subject to the financial parameters that we are creating.

Bhuvnesh Singh: Thanks a lot.

Moderator: Thank you very much sir. Our next question comes from Mr. Pramod Gupta of ABN AMRO.

Pramod Gupta: Hello sir, congratulations on good set of results, a couple of things that I wanted to understand. One was on the financial side; your gross margin seems to have come off as it is visible in the US GAAP numbers. However, you have done a huge saving in the SG&A side as a percentage of revenue.

Suresh Senapaty: Could you just speak up please?

Pramod Gupta: Hello?

Suresh Senapaty: Can you just speak up? Yeah.

Pramod Gupta: Is it better now?

Suresh Senapaty: Yes, it is better.

Suresh Senapaty: Yes, just repeat the question.

Pramod Gupta: I was saying you have done a huge saving on the SG&A side. Your SG&A as a percentage of revenue has come off by almost 130 basis point, what has led to that, if you could, you know, just explain us, it will be really helpful?

Vivek: Yeah, sure. Actually let me just jump in and point out the levers that we have to improve the gross margin. I think clearly utilization as you saw dropped this quarter. We have the potential to move that up. I think potential also exists to move more offshore, we discussed that earlier, and of course continuing to reduce the acquisition related losses, and I think, you know, once we do that overall in terms of continuing to drive the bottom productivity, we have the opportunity to really address every line on that P&L.

Pramod Gupta: Okay, and this quarter specifically what led to a drop in SG&A as a percentage of revenue? That was basically what I wanted ....

Vivek: I think a big change was the provision for doubtful debts where through some very active collection we were able to make that provision for doubtful debts actually negative by being collecting not letting anything go into that greater than 180 day category this quarter, but also collecting some of the old ones.

Suresh Senapaty: And also if you see in absolute terms the money, the amount has not come down, but it is only as a percentage of sale, that means, given the existing investment that we have done, we have tried to get higher productivity out of this, and therefore as a percentage it is reduced apart from the fact that Vivek mentioned in terms of improvement we had in terms of the provision for doubtful debts.

Vivek: And just to remind you again the negative drivers, coming back to the gross margin side this quarter, were the rupee appreciation as well as the increase in compensation that we had mentioned of that would have an impact of 1.3 points of sales which we were able to deflect in terms of the overall operating margin.

Pramod Gupta: Sure. Next question is basically for Spectramind thing. Are we seeing some kind of competition from some of the capitals coming in to and doing the third party work also?

Raman: Are we seeing these capitals in front of the customer where we are competing for bids? No. Have they demonstrated their aspirations and ambitions to be there and made statements of doing that? Yes. You know, will they come in; will they have the cost structure and the ability to be able to fulfill the needs of the customer? Only time will tell. But we are not seeing them in front of the customer today.

Pramod Gupta: Okay.

Vivek: But all we are saying is that there is scope for the third party service providers as well as in sourcing that will happen, I think we see opportunities for both.

Pramod Gupta: Okay, thanks a lot sir and all the best.

Suresh Senapaty: And just to supplement, whatever in sourcing is coming, that is adding on to the overall BPO industry rather than whereas whatever third party service provider, you can say that it is eating into the existing operation somewhere else, but whatever in sourcing is basically what they were doing it themselves there now they are wanting to do it from India. So, it is expanding the overall market size too.

Moderator: Thank you very much sir. Participants are requested to kindly pick up the handsets while asking a question. We take our next question from Mr. Michael Dillon of Arete Research, London.

Hello, Mr. Deon? Hello Sir? Are you with us Mr. Deon?

Michael Deon: Yes.

Moderator: Please go ahead with your question sir.

Michael Deon: I just wanted you to let us know what as far as your doubtful debt write back on the provisions there was, because if you were expecting 1.3% drop in margins that they actually came back more than the otherwise, would that 3% or thereabout write back in the doubtful debts?

Vivek: I think we can get back to you with that when we publish the detail numbers or whatever.

Suresh Senapaty: We do not share the specific numbers but all we are saying is there has been, I mean we used to have about 50-100 bases points of quarter-on-quarter in terms of getting PDD provision. This quarter we did not have, but we had it from all write back.

Michael Deon: Okay, thank you.

Moderator: Thank you very much sir. Our next question comes from Mr. Supratim Basu of ICICI Securities.

Supratim Basu: Hi, good afternoon gentlemen and congratulations on a great quarter. My question is on the billing rate, I notice that there has been some degree of volatility on the onsite billing rate where in the first quarter you had a 1.5% decline and then 2.2% increase last quarter, and 2% decline again this quarter. Now, on a compounded quarterly basis this kind of adds up to about may be plus or minus 8-9% variation. If you could just explain why this is so and how this actually impacts margins in that specific quarter?

Vivek: I think that the variability in onsite rates links really to the mix of services that are being delivered.

Balki: Supratim, if I just give you the exact numbers; for Q1 onsite per month realization was 10,078 and it went up to 10,301 last quarter and it is 10,096 current quarter. So, there is not much of variation in the sense.

Vivek: Also what is happening is that ....

Balki: This is primarily due to mix of services, nothing to do with the re-negotiation of contracts.

Suresh Senapaty: Also you have look at the consulting part of our practice that has happened with the acquisitions, typically in the quarter ending December, the consulting is little lower because of the number of days of holidays and all that. So, in this quarter we had lower consulting revenue than in the previous quarter and consulting revenues are having high unit rates and that also has impacted the onsite rate having come down sequentially. So, it is a mix of services rather than re-negotiation of contracts.

Supratim Basu: No, sure, I understand that. What I am trying to get at is that, you know, if I annualize those monthly numbers that you gave me, the variation is a fair bit, and especially if you look at the variation on a quarter-to-quarter basis, so what I am trying to get at is that do you have that much of a service mix change happening each quarter that a kind of contributes to this, and if so what is the impact on margin that happened?

Balki: Supratim, if you look at from Q1 to Q3 the variation is a fraction of a percentage. So, it is not so much volatile as you are saying.

Supratim Basu: Yes but you had a spike Q2, and hence a decline in Q3.

Suresh Senapaty: Yes but Q2 we had this consulting business integration. We did the acquisition of Wipro Nervewire in May, so the full part of Nervewire revenue was considered in the quarter ending July-August-September, the consulting factor. So, when the highest unit realization is there, apart from this fact and also we had a package implementation, where the growth rates were higher, IT infrastructure software services which had the much higher growth.

Supratim Basu: Okay, one other question on the onsite mix. One issue that you have said is that you had new projects starts actually happening on the telecom side and that has pushed up the onsite mix during this quarter. My understanding is that your telecom R&D business is more offshore driven, in some cases even 100% offshore driven, so are these new types of contracts that you are winning or is it just an aberration?

Vivek: Actually, this is a new type of contract, but the new type of contract is also very offshore centric. We are actually taking over full product ownership on an ongoing basis. For that we have to do the knowledge acquisition onsite. So as a result, even though the projects in long run are or in the coming soon time will actually be or primarily offshore centric, it is requiring a knowledge acquisition process that is different from what we had in the past.

Supratim Basu: Okay, but would the margins on the longer term actually equalize with what your margins were in the past in this area?

Vivek: Yes.

Supratim Basu: Okay, and if you could just you know kind of give me an example of what exactly a full product ownership would mean for specific product out of client?

Vivek: Well, basically what is happening is that for a product that is typically not in the sort of development phase, we need to take over all the installed base, bug fixes, field reports, upgrades, etc.,

Suresh Senapaty: For the entire lifetime. So, the package may have a lifetime of 5 year. So the entire lifetime it will be maintained by us.

Supratim Basu: This would be a software application or would this be embedded software within the hardware products that you .....

Balki: It will be system software.

Lakshminarayana: Typically Supratim, telecom switch has software running between two and three million lines of code, which is embedded into switch, and that needs to be maintained, routine bug fixes up gradation, change of standards, change of signaling protocols, all that has to be taken care of, and frequency changes etc. So, when that needs to be done and the switch has a life between 7 and 15 years and that this total ownership means that from this point on, Wipro maintains the switch, till there is an installed base on that switch.

Supratim Basu: Okay, excellent. Thank you very much and good luck gentlemen.

Vivek: Thank you.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. We take our next question from Mr. Anupam of HSBC.

Anupam: Hi. Just a quick question on pricing I know you had a sequential blip but what I am trying to get at is if there was a common mention that the new clients are coming at much higher prices and minor increase from the existing clients. I am more interested in the existing client because that forms the bulk. Vivek, if you can answer this, the price hike, which is reflected in numbers, can be due to various factors. What I am interested in if there is an economic reason for this prices to go up on a demand supply basis, which means our clients finding good corporates or good services companies to find difficult in India that is why they are giving rises to people like or the top player or is it more of the mix issue or more of a timing or more of a betterment of a fixed price issue or yield issue. I think I am more interested in the economics of it. Do you that has changed, or do you think a guy sitting in US or Europe, who had given you in these existing rate earlier will come back to you and say, “yeah, I understand, this is my need, and I know there is a supply constraint, let us go and increase prices.”

Vivek: Yeah, let me answer your question in couple of parts. But, first of all, I would like to strike from the record Balki’s use of word “much,” because that can set unnecessary expectations. I think that the reality is this quarter, like we said last quarter, our new customer prices are coming in higher than our existing customer prices, and I do not want people to make unnecessary assumptions, we don’t want to play coy on this one. I think as far as the market dynamics are concerned, if you look at three drivers, one is in terms of new businesses coming in. New business is coming in at higher rates. We do get the benefit as we mix and give business of getting an overall higher yield. However, that impact is very muted because, for example, you know in any given year or over the full year, our new business as a percentage of total revenue will be in the 11-12 to 15% range, so it is not a big impact. The second is that of price re-negotiations, and unfortunately, price re-negotiations can happen on both sides, and what we can say for sure is that the existing customers are not going after asking for reduced prices. Taking in to account the fact that they hear from us and from every other vendor that there is a capacity situation in terms of you know we are not selling an excess capacity and there is a cost situation in terms of all of us have had to do the salary increases. So, I think there is no negative negotiation. On the positive side, we are beginning to see some successes. We have had a couple of re-negotiations. The story line has been purely productivity. Its purely been able to say you know we are able to do this much more for you and therefore we think we deserve a little bit more. If we are not able to establish that quantifiable value for the customer, they are not willing to give us a sort of price hike, and what we are trying to do is go for yield increases, which is an effective dollar per hour rate going up rather than a head to head, you know, for this price I am going to get this to 5-10-15% rate increase that we used to do three to four years ago, but no longer can do today. So, I think that that impact also is slow in the coming because we don’t re-negotiate all the contracts upwards, and the good news is that there is no downward bias. The third is the mixture, and the mix, as it moves towards the higher value added process, whether it is a infrastructure services or it is a package implementation or it is some of our advanced horizontals like data warehousing etc, can have, again that can vary from quarter to quarter, although generally, our mix of these advanced services has been driving as a percentage of total for several quarters. So, I would say to me those are the three economic dynamics of pricing.

Anupam: Right. If I just may add, I think we have established that before at various forums that moving up the value chain necessarily does not mean moving up the margin chain. What I am, frankly you have answered my question partly, but to cut the noise away, a pure to simplify and I know it is difficult, but to pure simplify it, a per hour rate for an existing client is re-negotiated up only under very severe circumstances where you have been able to demonstrate a productivity increase, so there is no feeling hey there is a capacity constraint let us increase prices.

Vivek: Yeah, again I will also strip away, just like I stripped very much from Balki’s comments. Your comments are very severe. I would just simply say that your characterization is accurate to the extent that the customers are not going to give you just a dumb price increases. You have to be able to demonstrate productivity to them.

Anupam: Sure, thanks. Just a quick housekeeping question. There was a slight fall in the ODCs, should we read anything into it, because I thought this is very sticky and a quick comment on attrition, because I remember last quarter we were saying that moving up from 11 to 16 is probably a quarterly phenomena, but despite a wage hike that is sticking to such a high number, your thoughts on that. Thanks.

Vivek: Let me start with the attrition, I think that you know what we are seeing is that attrition is rising in the younger employee lot. So, if you look at greater than 5 year attrition, it is actually a 2/3rd the attrition rate of the overall company, and so obviously lower than 5 year experience is higher. I think that relates to the way we structure competition for them. These individuals are less interested in high pension and gratuity contribution and more on cash at hand, etc. So, we will have to do some compensation activity for that lot, but other than that I think you know from a sustaining the business going forward from the fear that we are going to bleed middle management and senior management, we are certainly losing a couple of people, I don’t think that that has come to any worrisome circumstances. As far as the reduction in offshore development centers, I do not think that we can read too much into that.

Suresh Senapaty: And, just to inform you that the total revenue from ODC has gone up from 62% to 65% last quarter.

Anupam: Right. Thanks guys.

Moderator: Thank you very much sir. Participants are requested to restrict to one question in the initial round of Q&A session. Next in line, we have Mr. Trideep from UBS.

Trideep: Hi, congratulations to the management on a good quarter. Two questions. First, during the year do you reckon that you might have to give an onsite salary hike; and secondly, on the BPO side of the business, we seem to be growing 20% plus quarter over quarter, is this something, which we think, which we will sustain over longer term, I mean longer term meaning next one year or so, any comments from the management?

Vivek: I think on the onsite salary increase, currently, there seems to be no indications of wage pressure there, but we are not going to be down to something happens and we have to react, but I do not see that. It is a long shot of that happening. I will let Raman answer on the growth.

Raman: On the BPO side, we see a robust market place, will it be 20%, will it drop a few percentage points one way or the other, it is a matter of conversion. The sales cycle continue to be long.

Trideep: I see, but overall the growth rate will be like you know quite high, may not be 20 may be 18, but whatever.

Raman: Yeah, you have also got to take in to account the fact that you know showing a 20% growth with the small base that we had was one thing, but as our base grows keeping pace with that percentage becomes that much more onerous.

Trideep: I see thanks a lot.

Moderator: Thank you very much sir. Next in line, we have Ms. Priya Rohira from Refco.

Priya: Yeah, good afternoon sir, congratulations on good set of numbers. Two questions from my side. One, the outlook on the R&D services given the traction, which we are seeing and given the product clarity or new product launches we are seeing from the telecom OEM spend; and second thing is in terms of business potential among the tier 2 if you are looking at higher penetration in that segment.

Vivek: Yeah, I think that first of all in terms of the telecom business and the R&D services business we saw good growth this quarter as I said 13%. Frankly, we would see a lot more growth if it were not for the fact that similar to what the discussion we had in the BPO side, we are seeing a rising tide in the India owned centers by the companies that we serve. So the good news is that there is business for everybody but certainly the spending that you read about in terms of the telecom companies and the technologies companies is there, and it is coming to India through both the channels of direct and outsourced. In terms of the SME segment, I think that right now what we are seeing is going back to my penetration curve and the late adopters, we are seeing some of the larger companies are coming to India, and in fact more of our business is being driven by the larger companies than by the smaller companies, smaller companies only don’t need to have a higher SG&A cost and I will exclude by the way the R&D services business, where we do a lot of board design, chips design, or sell IP to small companies, but if I look at on the IT side, the business is actually biasing itself towards more and more bigger companies, just based on the demand and their preference for large companies like us. So, for example, if I look at the top 50 accounts that we had, this quarter we grew 17% sequentially versus an aggregate growth of 13%.

Priya: Okay, and with the fact given that what buoyancy you are seeing towards R&D services and given they are more offshore centric, you would see further improvement in the offshore pricing?

Vivek: I think that as far as pricing is concerned, we actually had already a fairly detailed discussion about many of our drivers around that. I do think that as we said earlier that on the technology businesses, some of our telecom customers have started with an onsite knowledge acquisition, and I think that once that ends we should expect some more bias towards offshore.

Priya: Okay, my second question, just as a follow up question. There has been a change in terms of greater than $5 million clients and the clients driving between one to three million dollar clients. If you could highlight on that factor.

Vivek: I think it goes back again to the growth in our existing client base, growth in the larger customers. So, I think, you know customers are generally happy with what they are seeing. As they see a revival in their own spending patterns they are expanding both their spend and the stuff they send here.

Rich Garnick: And one of the other factors what we are fundamentally seeing is our efforts to cross sell and sell our service line, take a higher percentage of the share of each client we are engaged in. If you go back two or three years ago, we did not have a IT enabled services business to engage with our clients, we are seeing more of that cross selling, and we are now working to integrate our R&D services with IT and the IT enabled services.

Suresh Senapaty: But, our more than $5 million account has gone up from 38 to 43.

Priya: Okay, thank you very much and all the best in the future.

Vivek: Thanks.

Moderator: Thank you very much madam. Coming up next is a question from Mr. Dipen Shah of Dolat Capital.

Dipen Shah: Thank you my question has been answered.

Vivek: Thank you.

Moderator: Thank you very much sir. Next in line, we have Mr. Prateesh from SBI Capitals.

Prateesh: Yeah hi. I just have one question. This is actually on the BPO side, basically the attrition levels actually moved up substantially this quarter from 12% to 17%, any particular reasons for this or this is the industry trend?

Raman: See, there are two aspects; one is that we change the basis by which we calculate attrition. Previously our basis for calculating attrition was where we had done the full and final settlement after the employees had resigned and he or she has come for full and final settlement. We also realized that the profile of the workforce that we have, there are lot of people who just stop coming to work particularly after the salary has been credited to their bank account, and we realized that they were not coming back to work and they were not coming for a full and final settlement. So, we have changed the basis for calculating our attrition to say that people who do not come to work and are absent without leave for a specified number of days, we will count them as attrited, then that is the major contributor to the increase of the attrition. But there is ....

Suresh Senapaty: On a comparable basis.

Raman: On a comparable basis, our attrition is by and large the same, we may see a minor increase month on month basis or minor decrease, and attrition is the single largest issue that this industry is facing.

Prateesh: Okay, thanks a lot.

Moderator: Thank you very much sir. Next, we have a question from Mr. Sandeep of JP Morgan.

Sandeep: Hi, good afternoon. Finally, thanks for giving me a chance. Just a couple of questions. One is just looking at the next 12 months, how do we feel about the business growth, I mean I am basically trying to get around it, what kind of growth we could see in FY-05. And secondly, just on a more macro level, you know if you look 2-3 years out, I mean there was a lot of debate last year or so about the long-term business model of Indian IT services company, now what do you think will change in Wipro’s business model in the next few years or do you think we have got it altogether now, and we do not really need to change much.

Girish Paranjpe: Hi. I think one of the things that has changed in the environment is that as compared to the past that the customers who were only looking for reducing cost and hence their focus was much more on reducing the application or transferring the application management work offshore. Now, customers are looking not only at offshoring application maintenance but also looking at new project development. And, in that area, when you look at new application development there is an opportunity for us to bring in our skills not only on the execution side but also on the consulting and design side. So, I think from that perspective, there is in terms of time there is an unique opportunity for us to play on both hands and see what difference we can make.

Sandeep: Vivek, can you comment on your outlook for next year in terms of .... You are getting a bigger company now. So, in terms of growth rates we can sustain.

Vivek: It is difficult Sandeep to answer that question because I mean we have been so careful about not giving guidance for the next year etc. In any case, it has been maturing even if we were to change track on that, so it is difficult for me to help you with anything you know numerative except to say that certainly the wind is our sales. We continue to do what we said we will and which is to be disruptive to the global IT services, the acceptance rates are rising. There is a recovery that is catching hold, customers are spending more whether it is on the R&D or the IT or business process outsourcing side. Companies like Wipro have an unusual advantage, customers are valuing scale, valuing the experience, and valuing the quality of people they see when they come to Wipro. So, I think you know, I mean, all in all you have a lot of positives on the earnings line, you know you have the negatives, you have the rising rupee, you have ...., well actually if you think about it that is really the only negative to think about that is sustainable and out of your control, and may be attrition if that get out of hand, but it still seems to be very much under control and the link that has to compensation cost. So, I would say, the business model per se has not changed, we continue to believe that long run this business is going to require a mixed model. I do think though that right now many of the customers that are coming into India are coming in with the notion that they want offshore services, and so selling them consulting isn’t as effective as offering consulting services to our existing clients where we are able to use that to reset the relationship level at a higher plain.

Sandeep: Yeah thank you and congratulations on great set of numbers.

Vivek: Hope you are more cheerful now.

Sandeep: Absolutely, I was just pressing the buzzer about 22 times to get a chance to ask the question.

Vivek: You are right, it is like jeopardy you know you have to be quick.

Moderator: Thank you very much sir. We take the next question from Mr. Nitin of Irevna.

Nitin: Hi. My question was regarding the utilization rates going forward. With increase in MNC operations in India and the recent CRISIL study, don’t you think there is further pressure on the attrition rates and it will entirely affect your utilization rates, which you commented that it is increasing going forward and it will entirely result in productivity levels and operating margins affecting.

Vivek: I think that you know if you look at the utilization rates, you know as long as we are able to keep the short cycle we have on hires, we are in a pretty good position to be able to manage the effects of attrition. So you know if attrition begins to go out of hand, I think we will have many problems not the most of which will be this one, you know in terms of utilization impact, but we are not there, I don’t think we are going to be there, I think the surge that we had of MNC hiring while you now certainly not come down, it is not as big as it was a quarter ago either. So I guess I am not too concerned about that being a major factor that changes operating margins in the future. I think that we just have to keep working on improving utilizations and managing attrition.

Nitin: Do you see some sort of a strategic bench you are developing countering this factor like may be decreasing utilization rates so that in times of ramp up it can be used effectively for project planning and all those factors?

Vivek: Actually not really, in fact if anything our bench is a result of more campus hires that in turn have the benefit of lowering cost per employee but have the disadvantage of requiring more time to be field ready if you will.

Nitin: Yeah thanks a lot.

Moderator: Thank you very much sir. Next in line we have Ms. Sohini Andani from LKP Shares.

Sohini Andani: Congratulations for good results sir. My question was though you have given us a bit of a information on that, on the telecom side we were expecting a very good improvement in the overall environment. I exactly wanted to understand that what is happening with the global telcos and the service providers and you know from I mean what is leading to the very improved outlook on the telecom side.

Vivek: Okay I will talk about the equipment manufacturers and Suresh can talk about the service providers. On the equipment manufacturers what we are seeing is more spending, that is why as I mentioned earlier, our sequential quarter growth was higher than our average for telecom equipment companies, and on a year-on-year basis we had a 56% growth for the quarter telecom equipment revenue. So we are seeing that bump up as I mentioned earlier as well, we are seeing that we are sharing that revenue with some of it going to the company’s India owned centers and some of it coming to the outsourced partners, enough business for all, good growth rates. Let me ask Suresh to talk about the service provider business.

Suresh Vaswani: You know there is lot happening on the telecom service provider space globally. Like everybody knows there is major drive in so far as telecom service provider is concerned on cost reduction and especially IT and operations cost reduction, and you know we are very well poised in so far as the telecom service provider segment is concerned with out strong practices on the ADM side, with Wipro Spectramind now coming in and offering wide range of call center and BPO services, as well as our strengths in system integration. So, for example, this quarter we have acquired three new customers into telecom service provider space. There has been a lot of growth in our existing accounts, and that is one of the reasons why you know you find in the overall Telco space the onsite mix looking larger, because our existing accounts have grown, these are all new growths that have taken place and therefore there is a large proportion of people today onsite in the knowledge management space and we will move these offshore. So all in all its on the ramp up phase. The overall segment they are looking at cost take outs, we have exciting propositions, and there should be happy times ahead again for us in the telecom service provider side.

Sohini Andani: Yeah thank you sir and all the best.

Moderator: Thank you very much madam. Next on line we have Mr. Vinod Chari from India Infoline.

Vinod Chari: Yeah hi, congratulations on the good set of numbers. Again my question relates to the telecom R&D space. You mentioned that there is a, I mean this quarter there was 13% growth in the telecom R&D offshore. What kind of trend do you expect going forward say for the next two or three quarters or next four quarters for that matter?

Vivek: Technology was up 13% sequentially, our telecom was actually higher, telecom was 15% up.

Vinod Chari: Okay, going forward what kind of a trend do you expect in telecom?

Vivek: I think we have spent a lot of time talking about future trends both in the economic terms and general terms, I am not sure I can add anything more to that.

Vinod Chari: Okay, one more thing is when you said this new type of contracts where you see more of knowledge acquisition process taking place at the initial stage. Do we read that, especially in the telecom verticals, do we read that as more development related work in telecom rather than maintenance?

Vivek: Actually that was particularly to the telecom space and that was more maintenance than development.

Suresh Senapaty: But we think some amount of new product launch has been planned in the second half of the 2004 versus early 2005 kind of thing. Most of the budgets are from the maintenance budgets.

Vinod Chari: Okay, thanks.

Suresh Senapaty: Telecom growth trend that we have talked about has been embedded into the guidance of 269 million.

Moderator: Thank you very much sir. We take our next question from Mr. Kawaljeet of Kotak Securities.

Alroy: Hi! This is Alroy from Kotak. Vivek I just wanted to ask you given your lines of business today and given the fact that you know you have a multi-vendor environment which is in you know enforce, where do you see you know account sizes finally moving up. Do you see constraints after a particular level and if so what are the kind of constraints you see?

Vivek: You know we are always reaching new territory and so frankly this is not something we apply ourselves a lot, I mean essentially you know we have now our largest account at the $48 million mark and rising, so I think that you know ...., right, so we have two accounts greater than $40 million. So I think that we are seeing is that accounts certainly have grown more than they had in the past, so I think it is not something that we think has a necessary cap to it, there might be one, but our point is we would like to find it as we keep growing. So far at least the customers that we are growing are not setting that cap and in fact one of customers we are you know on the list of strategic partners, which is the only Indian company to be there, and they outsource you know roughly $6 billion of IT a year, so it is you know from their perspective at least they don’t see us reaching the end of the road.

Alroy: And what is the kind of challenges you faced you know at various levels in the sense if you get an account of around say $40 million, are the challenges different at $50 million or is it just you know more lines of businesses which you know increase the account, how do you increase that account size?

Vivek: I think it is as Rich Garnick had mentioned earlier, cross selling. I think it has to be on the basis of multiple service lines going in there and you know once you do then that growth is very manageable.

Suresh Senapaty: Just to give some data like Vivek talked about more than $40 million was two accounts from one last quarter, more than $30 million accounts have gone up from three to five, more than $20 million run rate account has gone up from 10 to 11, and more than $10 million run rate account has gone up from 18 to 25. So like that you will see that we have more and more service offerings, the price of the customer account will grow.

Alroy: Just another question on the demand supply equation. You talked about supply constraints. On the entry level employees, clearly you know the wages continue to be soft, so if there is a supply constraint there obviously you know it should have reflected in wage increases. So if it is at the middle management level considering that the industry is no longer as young as it has been may be 5 years back and it is an industry which has been in existence for quite sometime. Do you see this demand supply constraint still continuing over the next few quarters?

Vivek: I think that in some sense this demand supply constraint is a resultant of the surge of MNC hiring. That surge might have finished and subsided over a period of time. So we do think that you know it is difficult to guess whether it is one quarter, two quarters, three quarters, but it is difficult to see more than that of that surge lasting.

Alroy: Okay thank you.

Moderator: Thank you very much sir. Next we have a follow up question from Mr. Mahesh Vaze of SSKI.

Mahesh Vaze: Yeah hi. This quarter when you gave a salary hike your attrition rate picked up and at 17% it is reasonably high. Does that raise of specter of an out of turn salary hike in next couple of quarters, and if the supply side is so tight, at what point are we going to look at a scenario where the sales guys would be proactively calling each client and exploring possibilities of rate increases?

Vivek: Well, I think that you know we are trying to encourage our sales teams to do that right now in terms of getting as much as they can on price hikes, but we also have to be careful that in a environment where there is a lot of volume coming our way particularly from existing customers that we are doing this in a balanced way. I think that in terms of the wage hikes for the future, as I mentioned earlier, our attrition is more towards the more junior employees and the more senior employees. You know we will take a look at that on an ongoing basis, and act as we need to.

Mahesh Vaze: Vivek to put it another way, at what level would the red light be blinking and you would say that you have to give a salary hike to control the situation, will it be 20%, 25%, what level of attrition you would have to give an out of turn salary hike?

Vivek: I am not sure if there is necessarily a particular number that we use. I think that for example the fact that our junior employees are leaving us is a matter of concern, we are looking at that pretty actively, but I wouldn’t wait for it to be 30%, because that is destruction testing, and we don’t want to do that.

Mahesh Vaze: Okay thanks.

Suresh: Operator can we have the last question please?

Moderator: Sure sir.

Sridhar: Senapaty we have a email question from Michael Dillon, he is the person who asked the questions before from London, he is from Aerete Research, this question is to Balki, he is asking, “assuming that you have a doubtful debt charge of 50-100 basis points, what is the actual charge taken this quarter?”

Lakshminarayana: Mike, we typically do not share the data of risk provision at segment level. The overall numbers are visible on the face of our balance sheet that is for all segments put together.

Sridhar: And there is a second question on what is the actual write back in provisions to the P&L in the quarter?

Lakshminarayana: I guess the same answer holds for that as well, we do not share it at the segment level, the net provision made is something that they are at the face of the P&L.

Vivek: One more question please.

Moderator: Sure sir. The last question is a follow up from Mr. Ananthanarayana of Morgan Stanley.

Ananthanarayana: This is a follow up from the Spectramind attrition issue addressed to Raman. Raman, 17% of the quarterly rate is definitely very alarming. How does such a business scale up with such high attrition rates, can this be stemmed and if not you know how do you maintain this double digit sequential growth going forward?

Raman: Absolutely it is a matter of grave concern as we go forward both as a company and as an industry where such high attrition levels are not sustainable. At this point of time we have taken very tactical measures to plan a bench to plan for high attrition so that we have people available, so that the customers do not see the impact of the attrition. But that obviously has a cost and has an impact on margins. At an industry level we are playing a active role with the organizations such as NASSCOM, such as CII to see what we can do at an industry level to do away with some of the bad practices that are causing harm to each other. Also we are actively working to see if we can increase the labor pool so that there is an availability of talent that people can utilize rather than having to rely to hire only from each other.

Suresh Senapaty: And also just to supplement that Anantha, when we are talking about a 17% it also includes that correction that he talked about, and also the fact that we are talking about this number based on this particular quarter, it is not that preceding 12 months like many others report, it is basically the attrition during the quarter. So from that perspective it is not a simple 17x4.

Ananthanarayana: Thank you.

Lakshminarayana: Thank you ladies and gentlemen for participating in this call.

Moderator: Thank you very much sir. At this moment I would like to hand over the floor back to the Wipro management for final remarks.

Lakshminarayana: Yeah thanks Prathibha, as I said thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call the audio archive of this call will be available on our website and we will also be putting up a transcript of this call very soon. And of course should you need any further information or clarification, the investor relation team would be happy to talk to you. We look forward to talking to you again next quarter. Have a nice day.

Moderator: Ladies and gentlemen, thank you for choosing Cyber Bazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.

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